FOR IMMEDIATE RELEASE          Contact: Guy T. Marcus
January 25, 1999                        Vice President-Investor Relations
                                        (214) 978-2691


                     HALLIBURTON REPORTS 1998 FOURTH QUARTER

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) today announces that the company earned $90 million ($ .20 per diluted share) in the 1998 fourth quarter, compared to $257 million ($ .58 per diluted share) in the 1997 fourth quarter, before inclusion of special charges. Including 1998 fourth quarter special charges of $24 million after-tax ($ .05 per diluted share) to accommodate additional planned personnel reductions of 2,750 and additional facility consolidations, the 1998 fourth quarter's net income was $66 million ($
 .15 per diluted share). Revenues for the 1998 quarter were $4.3 billion, a five percent decline compared to the year earlier quarter. The reduction of revenues and earnings was driven by the continued decline of crude oil prices which have reduced customers' cash flows and capital spending programs.
         For the 1998 full year, Halliburton's net income before special charges was $731 million ($1.67 per diluted share), down seven percent from 1998, while revenues increased seven percent to $17.4 billion. During 1998 Halliburton and Dresser Industries completed a merger of the two companies. As a result of a combination of the merger and market driven employment reductions, total 1998 special charges were $746 million after-tax ($1.70 per diluted share). Including such special charges, Halliburton recorded a $15 million loss for the 1998 full year.
         The Energy Services Group business segment's 1998 fourth quarter revenues were $2,181 million, a decline of 10 percent compared to the year earlier revenues. The average worldwide rotary rig count declined 30 percent during the time period.
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

Halliburton Company                             page 2

Revenues generated in the U.S. fell 25 percent while international revenues were four percent lower than the year earlier quarter. The 1998 fourth quarter international business operations represented 76 percent of the segment's revenues. Landmark Graphics Corporation and Brown & Root Energy Services, the upstream engineering and construction business unit, experienced six percent and two percent revenue growth, respectively, in the 1998 fourth quarter while the Halliburton Energy Services business unit's revenues declined about 16 percent.
         The Energy Services Group's operating income was $121 million in the 1998 fourth quarter, a decline of 62 percent from the year earlier quarter. The segment's 1998 fourth quarter operating income includes $60 million of previously announced pre-tax provisions for project losses by the Brown & Root Energy Services business unit relating to project claims collections from certain customers in the North Sea, North Africa and Latin America.
         The Engineering and Construction Group business segment's revenues increased by five percent to $1,330 million in the 1998 fourth quarter compared to the 1997 quarter. About 65 percent of the segment's revenues were from activities outside the U.S. Operating income was $50 million in the 1998 fourth quarter, 25 percent less than a year earlier. This decrease is partly due to project losses associated with the remaining highway and paving business which the company is in the process of exiting.
         Revenues for the Dresser Equipment Group business segment were $778 million in the 1998 fourth quarter, about three percent less than last year's fourth quarter. Operating income was $61 million, down 39 percent compared to the 1997 quarter due to $17 million in other non-recurring merger related costs which were recorded during the quarter and the changing of the Dresser fiscal year to a calendar year.
         Dick Cheney, Halliburton Company's chief executive officer, said, "The outlook has changed dramatically since we closed the merger with Dresser on October 1, 1998. Then we expressed the goal of being able to achieve double digit growth in earnings 1999 over 1998, before special charges. Given the state of today's market, it's pretty clear that is not going to occur. Like many in

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Halliburton Company                              page 3

the industry, however, I remain optimistic about the long-term outlook for our industry and for Halliburton in particular. As previously announced, we are moving aggressively to right size our business for the market that is out there. We will continue to implement the merger with Dresser which looks better everyday as we deal with today's environment. It does provide us with significant opportunities to cut costs, to improve our technology, to strengthen our individual product service lines, and position ourselves for the upturn which will occur eventually."
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

                  NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 1998 for a more complete discussion of such risk factors.

                                       ###


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

                               HALLIBURTON COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                            Quarter Ended             Twelve Months Ended
                                             December 31                  December 31
                                       ------------------------    --------------------------
                                            1998         1997           1998          1997
                                       ------------ -----------    ------------  ------------
                                             Millions of dollars except per share data
Revenues
  Energy Services Group                $   2,180.6  $   2,424.0    $    9,009.5  $    8,504.7
  Engineering and
    Construction Group                     1,330.3      1,270.6         5,494.8       4,992.8
  Dresser Equipment Group                    778.2        800.5         2,848.8       2,779.0
                                       ------------ ------------   ------------- -------------
    Total revenues                     $   4,289.1  $   4,495.1    $   17,353.1  $   16,276.5
                                       ============ ============   ============= =============
Operating income
  Energy Services Group                $     120.9  $     314.0    $      971.0  $    1,019.4
  Engineering and
    Construction Group                        49.9         66.4           237.2         219.0
  Dresser Equipment Group                     60.7        100.3           247.8         248.3
  Special charges                            (35.0)         2.1          (980.1)        (16.2)
  General corporate                          (19.7)       (20.4)          (79.4)        (71.8)
                                       ------------ ------------   ------------- -------------
    Total operating income                   176.8        462.4           396.5       1,398.7

Interest expense                             (40.9)       (31.1)         (136.8)       (111.3)
Interest income                                6.4          6.1            27.8          21.9
Foreign currency gains (losses)               (2.7)         3.0           (12.4)         (0.7)
Other nonoperating, net                        1.0          4.1             3.7           4.5
                                       ------------ ------------   ------------- -------------
Income before income
  taxes and minority interests               140.6        444.5           278.8       1,313.1

Provision for income taxes                   (60.3)      (166.4)         (244.4)       (491.4)

Minority interest in net income
  of subsidiaries                            (14.6)       (20.1)          (49.1)        (49.3)
                                       ------------ ------------   ------------- -------------
Net income (loss)                      $      65.7  $     258.0    $      (14.7) $      772.4
                                       ============ ============   ============= =============

Basic income (loss) per share          $      0.15  $      0.59    $      (0.03) $       1.79

Diluted income (loss) per share        $      0.15  $      0.58    $      (0.03) $       1.77

Basic average common
   shares outstanding                        439.3        437.6           438.8         431.1

Diluted average common
   shares outstanding                        441.6        443.5           438.8         436.1

Prior periods restated for the acquisition of Dresser Industries, Inc., which has been accounted for as a pooling of interests.


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